NEWS RELEASE

OLYMPUS - DRILLING TO COMMENCE ON TWO NEW ZONES AT BONG MIEU

HIGHLIGHTS:

•	A new upper vein above the Bong Mieu underground has been identified with surface mineralization including 68.6 g/t gold and 26.8 silver over 1.2 meters

•	Mineralization consists of a shallow dipping vein zone intermittently exposed over a 650 meter strike length.

•	In the Northwest area prospect sampling over a 450 meter by 200 meter area has outlined significant alteration with anomalous gold values to 26.90 g/t gold in outcrop and float

•	First phase drill programs planned to test continuity of these near surface targets.

Bong Mieu Gold Property

•	In the Northwest area prospect sampling over a 450 meter by 200 meter area has outlined significant alteration with anomalous gold values to 26.90 g/t gold in outcrop and float

•
Mr. Roger Dahn, VP Exploration expects a delay in preparing the updated resource statement from our successful 3,020-meter drill program at Bong Mieu East Deposit. The delay is due to minor revisions being made within the initial report that was submitted to Micon International. The NI 43-101 resource update is expected to be available within the next 4 to 6 weeks.

TORONTO, April 17, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM, Frankfurt: OP6) is pleased to report encouraging exploration results from ongoing programs at the Bong Mieu Gold property.

BM UNDERGROUND
Follow-up of high-grade mineralization identified on the south trend which hosts the BM underground deposit (OYM press release dated November 2, 2006) has returned encouraging results. The vein zone, as intermittently exposed on surface, has now been defined over 650 meters of strike length.

Assay highlights from the geological mapping and sampling of recent local artisan exposures include individual chip samples of 68.6 g/t gold over 1.2 meters, 24.7 g/t gold over 1.4 meters and 17.0 g/t gold over 1.2 meters from Adit D.

A first phase drill program consisting of nine shallow holes will be completed to test the continuity of this near surface mineralization. The zone is located approximately 100 meters above the main Bong Mieu underground deposit (Nui Kem). This confirms expectations that there are a number of parallel horizons to the main zone.

The average grade of the vein zone is summarized below, complete assay results are outlined in the attached table and figure.

Adit A:	6.04 g/t gold and 5.52 g/t, silver over 0.84 meters.
Adit B:	6.69 g/t gold and 9.00 g/t silver over 1.10 meters
Adit D:	30.76 g/t gold and 14.12 g/t silver over 0.97 meters
Adit G:	12.65 g/t gold and 2.98 g/t silver over 0.45 meters
Adit H:	10.39 g/t gold and 3.66 g/t silver over 0.47 meters
Adit I:	2.99 g/t gold and 1.00 g/t silver over 0.50 meters
Adit K:	2.55 g/t gold and 2.55 g/t silver over 0.50 meters
Adit L:	10.34 g/t gold and 5.94 g/t silver over 0.47 meters

The mineralized vein zone is hosted within altered metasediments and trends roughly east - west. The zone is shallow dipping (20 to 40 degrees) to the south.

BONG MIEU NW.

Also targeted for exploration drilling is the Northwest area prospect where sampling over a 450 meter by 200 meter area has outlined significant alteration with anomalous gold values to 26.90 g/t gold in outcrop and float (OYM Press Release November 2, 2006). The Northwest prospect is situated on the 6km long North trend which also hosts the BM East deposits and Thac Trang NE occurrence.

The Company's 80% owned Bong Mieu Gold property is located in central Vietnam. Bong Mieu to date contains three known gold deposits and is located along the Phuoc Son-Sepon Suture that hosts such world-class deposits as Oxiana's Sepon deposit to the east.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mine able reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Bong Mieu Gold Property Plan

Prospect Areas
Known Deposit
Mineralized Trend
Active Exploration Areas
Northwest Prospects significant alteration with anomalous gold values to 26.90 g/t gold
Thac Trang NE Trenching:1.86 g/t gold over 14.0 m and 8.43 g/t gold over 5.0 m
N
Northeast Dip
East Deposit
Mine Site
Central Deposit
Underground Deposit
Antiform
Detail Map Area
South Trend Prospects Channel sampling: 56.90 g/t gold over 1.2 m and 12.54 g/t gold over 0.70 m
3 Kilometers
Resource Status
Measured & Indicated 183,200 ozs
Inferred 403,800 ozs

Detail Sample Plan

Adit B: Average of 6.69 g/t gold over 1.1 m
Adit D: Average of 30.76 g/t gold over 0.97 m
Adit A: Average of 6.04 g/t gold over 0.84 m
Adit L: Average of 10.34 g/t gold over 0.47 m
1703500N
Adit K: Average of 2.55 g/t gold over 0.5 m
Adit H: Average of 10.39 g/t gold over 0.47 m
Adit G: Average of 12.65 g/t gold over 0.45 m
Adit I: Average of 2.99 g/t gold over 0.5 m
KEY
Stage1-Proposed Drill Hole
Adit
Fault
Nui Kem Upper Vein outline
700 Metres
1703000N
224500E
225000E

Upper Vein - Assay Results

Easting	Northing	Sample Type	Exposure	Width (m)	Au (g/t)	Ag (g/t)	Descriptions
ADIT A SAMPLES
224425.9	1703503.1	Rockchip	Adit A	0.90	2.00	2.20	Vein materials
224413.5	1703502.7	Rockchip	Adit A	0.60	13.30	6.20	Vein materials
224413.5	1703502.7	Rockchip	Adit A	1.00	2.52	1.00	Vein materials
224415.3	1703502.4	Rockchip	Adit A	0.40	27.30	39.10	Vein materials
224416.9	1703503.6	Rockchip	Adit A	1.00	7.08	8.80	Vein materials
224438.3	1703512.6	Rockchip	Adit A	1.00	2.92	0.40	Vein materials
224445.6	1703513.7	Rockchip	Adit A	1.00	2.40	1.00	Vein materials
		Adit A Average		0.84	6.04	5.52	Average Grade in Adit A
ADIT B SAMPLES
224406.3	1703525.8	Rockchip	Adit B	1.10	6.69	9.00	Vein materials

ADIT C SAMPLES
224358.0	1703480.0	Rockchip	Adit D	1.20	68.6	26.8	Vein materials
224365.0	1703493.0	Rockchip	Adit D	0.70	20.0	2.4	Vein materials
224370.0	1703506.0	Rockchip	Adit D	1.40	24.70	25.80	Vein materials
224387.0	1703512.0	Rockchip	Adit D	1.20	17.00	6.90	Vein materials
224388.0	1703517.0	Rockchip	Adit D	0.50	13.90	13.70	Vein materials
224381.0	1703519.0	Rockchip	Adit D	0.80	44.00	6.70	Vein materials
224386.0	1703528.0	Rockchip	Adit D	1.00	15.70	5.60	Vein materials
		Adit D Average		0.97	30.76	14.12	Average Grade in Adit D
ADIT G SAMPLES
224335.0	1703274.0	Rockchip	Adit G	0.40	3.58	3.70	Vein materials
224339.0	1703256.0	Rockchip	Adit G	0.50	19.90	2.40	Vein materials
			Ave.	0.45	12.65	2.98	Average Grade in Adit G
ADIT H SAMPLES
224356.0	1703269.0	Rockchip	Adit H	0.50	17.50	7.00	Vein materials
224357.0	1703272.0	Rockchip	Adit H	0.40	7.43	3.30	Vein materials
224362.0	1703266.0	Rockchip	Adit H	0.50	5.64	0.60	Vein materials
		Adit H Average		0.47	10.39	3.66	Average Grade in Adit H
ADIT I SAMPLES
224812.0	1703215.0	Rockchip	Adit I	0.50	2.99	1.00	Vein materials

ADIT K SAMPLES
224975.0	1703403.0	Rockchip	Adit K	0.50	2.55	2.55	Vein Material

ADIT L SAMPLES
224958.0	1703422.0	Rockchip	Adit L	0.50	18.90	9.5	Vein Material
224966.0	1703425.0	Rockchip	Adit L	0.40	3.77	0.4	Vein Material
224973.0	1703425.0	Rockchip	Adit L	0.50	7.04	6.8	Vein Material
		Adit L Average		0.47	10.34	5.94	Average Grade in Adit L